SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

SCS HEDGED OPPORTUNITIES FUND, LLC

(Name of Issuer)

SCS HEDGED OPPORTUNITIES FUND, LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

784031106

(CUSIP Number of Class of Securities)

Peter H. Mattoon

SCS Hedged Opportunities Fund, LLC

One Winthrop Square

Boston, MA 02110

(617) 204-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Toby R. Serkin, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

(617) 951-8760

June 10, 2011

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

(a) Transaction Valuation: $3,000,000 (b) Amount of Filing Fee: $348.30

(a)           Calculated as the aggregate maximum repurchase price for Interests.

(b)           Calculated at $116.10 per million of Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $348.30

Form or Registration No.:  Schedule TO, Registration No. 005-85801

Filing Party:  SCS Hedged Opportunities Fund, LLC

Date Filed:  June 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 10 2011 by SCS Hedged Opportunities Fund, LLC (the “Company”) in connection with an offer by the Company to purchase up to $3,000,000 of limited liability company interests (the “Interests”) from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, New York time, July 11, 2011.

2. There were no Interests of the Company validly tendered prior to the expiration of the Offer.

3. The Valuation Date for the Interests tendered was September 30, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SCS Hedged Opportunities Fund, LLC

By:	/s/ Peter Mattoon
	Name:	Peter Mattoon
	Title:	Chief Executive Officer and President

 August 16, 2011